FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 19th of July, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	July 19th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
972-9-764-5002	212-682-6300
ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS RECORD SECOND QUARTER 2004 RESULTS

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Company Increases 2004 Guidance to Revenues of At Least $325 Million and

EPS At or Above $0.55

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Second Quarter 2004 Revenues $86.1 Million; 237% Increase Over Second Quarter 2003 Revenues

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KFAR-SABA , Israel, July 19, 2004 - M-Systems (Nasdaq:  FLSH) today announced financial results for the second quarter ended June 30, 2004.

For the second quarter of 2004, revenues were $86.1 million, representing an increase of 237 percent compared to revenues of $25.6 million in the second quarter of 2003, and an increase of 34 percent compared to revenues of $64.2 million in the first quarter of 2004. Gross margins for the second quarter of 2004 were 24 percent, compared to 26 percent in the first quarter of 2004 and 32 percent in the second quarter of 2003.  The change in gross margins as compared to the first quarter was attributable principally to product mix, as a result of greater than anticipated DiskOnKey sales.  The Company reported operating income of $4.6 million for the second quarter of 2004, an increase of 56 percent compared to operating income of $3.0 million in the first quarter of 2004 and compared to an operating loss of $1.0 million in the second quarter of 2003.  The Company also reported a net profit for the second quarter of 2004 of $5.4 million, or $0.14 per share, compared to a net profit of $3.7 million, or $0.11 per share, in the first quarter of 2004, and a net loss of $0.4 million, or $(0.01) per share, in the second quarter of 2003.

Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said, "We are extremely pleased with our results for the second quarter of 2004, which exceeded our expectations and represent the 12th consecutive quarter of sequential growth. Our revenues increased by 34% quarter over quarter, approximately twice the rate at which our operating expenses grew, enabling us to increase our operating income by 56% over the first quarter.

As we look ahead to the second half of 2004 and beyond, we are excited about the opportunities that lie ahead of us.  We are entering the third quarter with a strong DiskOnKey customer list that continues to grow, an increasing number of design-wins for our Mobile DiskOnChip, and a number of new, exciting products and technologies including our recently announced next-generation DiskOnKey T5 controller and Xkey, an application targeted at the enterprise market that enables users of Microsoft® Exchange to work securely from any PC. Our achievements during the first half of 2004 leave us very well positioned to capitalize on the many opportunities to continue growing the Company in the second half of the year and into 2005."

Mr. Moran concluded, "Our current projections for the third quarter of 2004 are for revenues of at least $86 million, with earnings per share at or above $0.14.  For the full year, we are increasing our guidance for revenues from $275 million to at least $325 million, and from earnings per share of $0.45 to earnings per share of at or above $0.55."

M-Systems will host a conference call to discuss its financial results and other matters discussed in this press release at 10:00 a.m. U.S. EDT today, July 19, 2004.  The call can be accessed by dialing +1 (973) 582-2776 approximately ten minutes before the call.   There will be a replay available from approximately 12:00 p.m. EDT, July 19, 2004, until July 23, 2004 at 11:59 p.m. EDT.  To listen to the replay, please call (973) 341-3080.  To access the replay, users will need to enter the following code: 4938071. The call will also be available live on the Internet at www.kcsa.com and www.m-systems.com.  Following the call, the webcast will be archived for a period of 30 days.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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____ 4 ____ M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2004	2003	2004	2003	2003
	Unaudited				Audited

Revenues (*)	$ 86,092	$ 25,571	$ 150,300	$ 47,688	$ 130,054
Cost of revenues	65,643	17,290	113,325	32,202	93,114

Gross profit	20,449	8,281	36,975	15,486	36,940

Operating expenses:
Research and development, net	5,977	3,560	10,606	6,662	14,714
Sales and marketing	8,246	4,506	15,726	8,820	19,419
General and administrative	1,625	1,188	3,089	2,299	4,852

Total operating expenses	15,848	9,254	29,421	17,781	38,985

Operating income (loss)	4,601	(973)	7,554	(2,295)	(2,045)
Financial income, net	813	591	1,524	1,251	2,711
Other income	--	--	--	--	131

Income (loss) before minority interest in losses of a subsidiary	5,414	(382)	9,078	(1,044)	797

Minority interest in losses of a subsidiary	--	--	--	--	117

Net income (loss)	$ 5,414	$ (382)	$ 9,078	$ (1,044)	$ 914

Basic net earnings (loss) per share	$ 0.15	$ (0.01)	$ 0.27	$ (0.04)	$ 0.03

Diluted net earnings (loss) per share	$ 0.14	$ (0.01)	$ 0.25	$ (0.04)	$ 0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	35,024,437	27,634,338	33,189,268	27,561,182	28,178,228

Weighted average number of shares used in computing diluted net earnings (loss) per share	37,757,393	27,634,338	36,106,681	27,561,182	30,513,485

(*)

Revenues for the three months ended June 30, 2004 and for the six months ended June 30, 2004, include income generated from a venture, accounted for using the equity method, in the amounts of $ 4,962 and $ 6,726, respectively.

(Additional Tables to Follow)

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____ 6 ____ M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	June 30,		December 31,
	2004	2003	2003
	Unaudited		Audited
ASSETS

Cash, cash equivalents, short-term bank deposit and marketable securities	$ 180,004	$ 94,682	$ 79,807
Trade receivables	17,396	6,748	19,722
Other accounts receivable and prepaid expenses	3,034	3,093	3,162
Inventories	86,405	18,489	45,857
Severance pay funds	2,833	2,233	2,532
Long-term investment	13,258	11,007	11,360
Property and equipment, net	18,689	16,826	17,481
Other assets, net	542	720	567

Total assets	$ 322,161	$ 153,798	$ 180,488

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 32,318	$ 11,850	$ 17,785
Deferred revenues	24,801	4,633	11,920
Other accounts payable and accrued expenses	14,220	6,134	6,944
Accrued severance pay	3,612	2,844	3,190

Total liabilities	74,951	25,461	39,839

MINORITY INTEREST IN A SUBSIDIARY	--	--	24

SHAREHOLDERS' EQUITY:
Share capital	10	8	8
Additional paid-in capital	294,313	186,478	196,808
Accumulated deficit	(47,113)	(58,149)	(56,191)

Total shareholders' equity	247,210	128,337	140,625

Total liabilities and shareholders' equity	$ 322,161	$ 153,798	$ 180,488

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